Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hostopia.com Inc.

We consent to the incorporation by reference in the registration statement (No. 333-139859) on Form S-8 of Hostopia.com Inc. of our report dated June 24, 2008, with respect to the consolidated balance sheets of Hostopia.com Inc. as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008 which report appears in the March 31, 2008 annual report on Form 10-K of Hostopia.com Inc. Our report refers to a change in accounting for income tax uncertainties.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 24, 2008